JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

April 15, 2009
TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

For Immediate Release

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

JOURNEY RESOURCES CORP. ANNOUNCES
FURTHER INCENTIVE STOCK OPTION GRANT

Vancouver, B.C. – JOURNEY RESOURCES CORP. (“Journey” or the “Company”) announces that it has granted a total of 500,000 incentive stock options to directors/officers/employees and/or consultant under the Company’s Stock Option Plan. The options are exercisable at $0.05 per share and will expire April 14, 2014.

About Journey Resources Corp.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Charay Gold Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. The Company also recently announced the acquisition of the Charay highgrade gold project near Los Mochis, Mexico.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.